Exhibit 99.2

新 闻 稿 Press Release

中国石油天然气股份有限公司

P e t r o C h i n a C o m p a n y L i m i t e d

中国北京东城区东直门北大街9 号       9 Dongzhimen North Street, Dongcheng

邮编：100007                                            District, Beijing,100007,P.R.China

电话：86–10–59986266                           TEL: 86–10–59986266

传真：86–10–62099559                           FAX: 86–10–62099559

Comprehensively Enhanced Quality and Profitability

Strictly Controlled Costs and Expenses

PetroChina’s Production and Operation Remained Stable in the First Half of 2020

(Beijing, 27 August 2020) – PetroChina Company Limited (“PetroChina” or “the Company”, HKSE: 00857; NYSE: PTR; SSE: 601857) announced today that in the first half of 2020, the outbreak of COVID-19 led to a severe contraction of demand for oil, gas and chemical products, and a plunge in international oil prices. Amid the complex and severe situation, the Company coordinated and implemented a series of work including COVID-19 prevention and control, resumption of work and production, as well as production and operation, and reform and development. At the same time, the Company vigorously enhanced quality and profitability, strictly controlled costs and capital expenditures, minimized the loss induced by COVID-19 and low oil prices, and maintained overall smooth operation of the oil and gas industrial chain.

Interim Results Review

Comprehensively enhanced quality and profitability, financial position remained overall stable. Under the International Financial Reporting Standards, PetroChina recorded a revenue of RMB929,045 million in the first half of 2020, representing a decrease of 22.3% year on year. Net loss attributable to owners of the Company was RMB29,983 million, of which the loss in the second quarter narrowed compared to the first quarter, indicating a steady improvement of business trend. The Exploration and Production segment achieved an operating profit of RMB10,351 million. The Refining and Chemicals segment recorded an operating loss of RMB10,540 million, of which, the refining operations recorded an operating loss of RMB13,644 million while the chemical operations realized an operating profit of RMB3,104 million. The Marketing segment recorded an operating loss of RMB12,892 million, while the Natural Gas and Pipeline segment achieved an operating profit of RMB14,372 million. The Company stringently controlled expenses and capital expenditures, and its financial position was overall stable. Capital expenditures amounted to RMB74,761 million in the first half of 2020, representing a decrease of 11.0%. The estimated capital expenditure for the whole year of 2020 is RMB228.5 billion, representing a decrease of 23.0% from RMB296.776 billion for the year of 2019. In overall consideration of factors such as the operating results, financial condition, cash flow and expected gains from pipeline assets restructuring of the Company, the Board has resolved to declare an interim dividend of RMB0.08742 yuan per share in order to secure a better return for shareholders. The total amount of the interim dividends payable was RMB16 billion.

Focused on sizable and profitable exploration and effectively controlled costs and expenses. The Company continued to strengthen the management of investment, reserves and costs as a whole, and strived to control and reduce investment. It also rigorously tightened operating cost, resulting in an increase of profitable reserves. During the first half of the year, the Company optimized the deployment of exploration activities, risk exploration and concentrated exploration made important discoveries and progress. High-yield oil and gas flow was obtained from Tarim Manshen No.1 well, representing a major breakthrough in ultra-deep oil and gas exploration in the hinterland of the basin. In addition, a batch of risk exploration wells such as Sichuan Pengtan No.1, Tarim Luntan No.1, and Junggar Shatan No.2, etc. achieved new breakthroughs and opened up a new area of oil and gas exploration. The overseas oil and gas business made steady progress, with the risk exploration of the Chad project and the progressive exploration of the Kazakhstan PK project achieving new breakthroughs and making progress. Meanwhile, the Company continued to devote great efforts to existing projects in the Middle East, Central Asia, America, the Asia-Pacific region and other joint cooperation areas, with the aim of ensuring qualitative and effective development. In the first half of 2020, the Company’s total crude oil output amounted to 475 million barrels, representing an increase of 5.2% compared with last year. The marketable natural gas output reached 2,150 billion cubic feet, representing a rise of 9.4% compared with last year. The oil and natural gas equivalent output amounted to 834 million barrels, representing a growth of 7.0% compared with last year. The Company continued to strengthen cost control, and the oil and gas lifting cost was US$9.64 per barrel, representing a decrease of 14.0% year on year.

Insisted on the reduction of refined products and increased the production of chemicals, strived to increase production of profitable products. The Refining and Chemicals segment actively responded to unfavorable conditions arising from a drop-in market demand and a decrease in the facility loads, and endeavored to optimize productions operations. Based on the market-oriented approach, the Company optimized the allocation of crude oil resources, adjusted utilization rate in a timely manner, and made great efforts to achieve “reduction of refined products and increasing the production of chemicals”. It also continued to optimize product structure and flexibly adjusted diesel-gasoline ratio, to increase the production of high value-added products, as well as improving the direct selling rate of chemical products. The integration project of refining and chemicals of Guangdong Petrochemical, Tarim and Changqing ethane to ethylene projects and other key projects also progressed in an orderly manner. In the first half of 2020, the Company processed 568 million barrels of crude oil, representing a decrease of 4.9% year on year; the production of refined oil products was 52.085 million tons, representing a decrease of 8.2% year on year. The output of chemical products was 13.847 million tons, representing an increase of 9.5% over the same period of last year. The output of ethylene increased by 4.0% year on year, while the output of synthetic resin and synthetic rubber grew by 3.7% and 4.7% respectively year on year.

Fully enhanced refined marketing, leading to an improvement in the efficiency of the value chain. During the first half of the year, the Company actively responded to the challenging situation of shrinking consumption and high inventories of the refined oil market, and strengthened the connection between production and sales. By seizing favorable timing of resumption of work and production as well as spring ploughing, the Company used its best endeavor to facilitate the expansion in sales coverage, improve the alignment rate of price, and strive to promote the sales and production volume in key areas, in order to ensure the smooth operation of sales channel of refineries and overall stable operation of the crude oil industry chain. By optimizing the pace of refined oil export, the Company also strengthened the integration and coordination between the domestic and international markets, leading to an improvement in the overall profitability of the value chain. In the first half of 2020, the Company sold a total of 76.569 million tons of gasoline, kerosene and diesel, among which the domestic sales of gasoline, kerosene and diesel were 48.572 million tons.

Continually optimized gas resource structure and improved the capability of end-user marketing. The Company implemented precise measures to lower its procurement costs to develop the end-user market of natural gas, further optimized the customer structure, and greatly enhanced the capability of end-user sales. In respect to the changes in market demand, the Company continued to upgrade the gas resource structure to attain the interconnecting mechanism between the gas resource and price, while coordinating and optimizing resource allocation and sales structure. At the same time, the Company continued to strengthen the upgrade of pipeline safety management, to ensure safe and stable operation of the oil and gas pipeline network.

Outlook

Looking ahead to the second half of 2020, despite the severe situation of COVID-19 prevention and control, and the uncertainty about the recovery of the world economy and rebound of crude oil market, with the gradual pick up of China’s economy, the demand for oil and gas is expected to stabilize. The Company will maintain its strategic consistency, strengthen bottom-line thinking, and adhere to its quality-based development. It will also stick to the governance principles of professional development, market-oriented operation, precise management, and integrated coordination. While advancing to deeply promote the construction of the oil and gas production, supply, storage and sales system, and deepening reform and innovation, the Company will pay more attention to green and low carbon development, digital transformation, intelligent development as well as value creation, fulfilling the annual objectives and tasks of production and operation.

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Additional information on PetroChina is available at the Company’s website: http://www.petrochina.com.cn

Issued by PetroChina Company Limited

For further information, please contact:

PetroChina Company Limited

PR Agency (Overseas media):

Hill+Knowlton Strategies	Fax: (852) 2576 1990

Joanne Lam	Tel: (852) 2894 6211

Email: petrochina@hkstrategies.com

PR Agency (Domestic media):

EverBloom Investment Consulting Lt. Co.	Fax: (8610) 8562 3181

Di Shen	Tel: (8610) 5166 3828
Email: zhongshiyou.list@everbloom.com.cn

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